UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ARDEA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03969P107

(CUSIP Number)

Adrian Kemp

AstraZeneca PLC

2 Kingdom Street, London, England W2 6BD

United Kingdom

+44 20 7604 8000

with a copy to:

Catherine J. Dargan, Esq.

Stephen A. Infante, Esq.

Covington & Burling LLP

1201 Pennsylvania Avenue NW

Washington, D.C. 20004

(202) 662-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No.: 03969P107

SCHEDULE 13D

1	Name of Reporting Persons AstraZeneca PLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,886,949 shares (1) (2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,181,075 shares (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,181,075 shares (1) (2)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0% (3)

14	Type of Reporting Person CO

(1) See Items 4 and 5.

(2) Beneficial ownership of shares of common stock, par value $0.001 per share (the “Shares”), of Ardea Biosciences, Inc., a Delaware corporation (“Ardea”), is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Shares by virtue of the Voting Agreements described in Item 4 (the “Voting Agreements”).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The Shares over which the Reporting Person may be deemed to have shared voting power are comprised of the 10,886,949 outstanding Shares that are currently subject to the Voting Agreements. Upon the conversion or exercise of any security convertible into or exchangeable for any Shares by the parties to the Voting Agreements, the Shares acquired upon conversion or exercise thereof will be included under the Voting Agreements and the Reporting Person may be deemed to have beneficial ownership of such additional Shares, if any.

The Shares over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 10,886,949 Shares outstanding that are currently subject to the Voting Agreements and (ii) 1,294,126 Shares issuable upon exercise of outstanding stock options and warrants that are subject to the Voting Agreements.

(3) The percentages used herein are calculated based on an aggregate total of 38,063,041 Shares consisting of (i) 36,768,915 Shares issued and outstanding as of April 18, 2012, plus (ii) 1,294,126 Shares underlying outstanding stock options and warrants that are subject to the Voting Agreements.

CUSIP No.: 03969P107

SCHEDULE 13D

1	Name of Reporting Persons AstraZeneca Intermediate Holdings Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,886,949 shares (1) (2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,181,075 shares (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,181,075 shares (1) (2)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0% (3)

14	Type of Reporting Person CO

(1) See Items 4 and 5.

(2) Beneficial ownership of Shares is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Shares by virtue of the Voting Agreements described in Item 4.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The Shares over which the Reporting Person may be deemed to have shared voting power are comprised of the 10,886,949 outstanding Shares that are currently subject to the Voting Agreements. Upon the conversion or exercise of any security convertible into or exchangeable for any Shares by the parties to the Voting Agreements, the Shares acquired upon conversion or exercise thereof will be included under the Voting Agreements and the Reporting Person may be deemed to have beneficial ownership of such additional Shares, if any.

The Shares over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 10,886,949 Shares outstanding that are currently subject to the Voting Agreements and (ii) 1,294,126 Shares issuable upon exercise of outstanding stock options and warrants that are subject to the Voting Agreements.

(3) The percentages used herein are calculated based on an aggregate total of 38,063,041 Shares consisting of (i) 36,768,915 Shares issued and outstanding as of April 18, 2012, plus (ii) 1,294,126 Shares underlying outstanding stock options and warrants that are subject to the Voting Agreements.

CUSIP No.: 03969P107

SCHEDULE 13D

1	Name of Reporting Persons AstraZeneca UK Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,886,949 shares (1) (2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,181,075 shares (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,181,075 shares (1) (2)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0% (3)

14	Type of Reporting Person CO

(1) See Items 4 and 5.

(2) Beneficial ownership of Shares is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Shares by virtue of the Voting Agreements described in Item 4.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The Shares over which the Reporting Person may be deemed to have shared voting power are comprised of the 10,886,949 outstanding Shares that are currently subject to the Voting Agreements. Upon the conversion or exercise of any security convertible into or exchangeable for any Shares by the parties to the Voting Agreements, the Shares acquired upon conversion or exercise thereof will be included under the Voting Agreements and the Reporting Person may be deemed to have beneficial ownership of such additional Shares, if any.

The Shares over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 10,886,949 Shares outstanding that are currently subject to the Voting Agreements and (ii) 1,294,126 Shares issuable upon exercise of outstanding stock options and warrants that are subject to the Voting Agreements.

(3) The percentages used herein are calculated based on an aggregate total of 38,063,041 Shares consisting of (i) 36,768,915 Shares issued and outstanding as of April 18, 2012, plus (ii) 1,294,126 Shares underlying outstanding stock options and warrants that are subject to the Voting Agreements.

CUSIP No.: 03969P107

SCHEDULE 13D

1	Name of Reporting Persons AstraZeneca Treasury Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,886,949 shares (1) (2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,181,075 shares (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,181,075 shares (1) (2)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0% (3)

14	Type of Reporting Person CO

(1) See Items 4 and 5.

(2) Beneficial ownership of Shares is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Shares by virtue of the Voting Agreements described in Item 4.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The Shares over which the Reporting Person may be deemed to have shared voting power are comprised of the 10,886,949 outstanding Shares that are currently subject to the Voting Agreements. Upon the conversion or exercise of any security convertible into or exchangeable for any Shares by the parties to the Voting Agreements, the Shares acquired upon conversion or exercise thereof will be included under the Voting Agreements and the Reporting Person may be deemed to have beneficial ownership of such additional Shares, if any.

The Shares over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 10,886,949 Shares outstanding that are currently subject to the Voting Agreements and (ii) 1,294,126 Shares issuable upon exercise of outstanding stock options and warrants that are subject to the Voting Agreements.

(3) The percentages used herein are calculated based on an aggregate total of 38,063,041 Shares consisting of (i) 36,768,915 Shares issued and outstanding as of April 18, 2012, plus (ii) 1,294,126 Shares underlying outstanding stock options and warrants that are subject to the Voting Agreements.

CUSIP No.: 03969P107

SCHEDULE 13D

1	Name of Reporting Persons AstraZeneca Holdings BV

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,886,949 shares (1) (2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,181,075 shares (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,181,075 shares (1) (2)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0% (3)

14	Type of Reporting Person CO

(1) See Items 4 and 5.

(2) Beneficial ownership of Shares is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Shares by virtue of the Voting Agreements described in Item 4.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The Shares over which the Reporting Person may be deemed to have shared voting power are comprised of the 10,886,949 outstanding Shares that are currently subject to the Voting Agreements. Upon the conversion or exercise of any security convertible into or exchangeable for any Shares by the parties to the Voting Agreements, the Shares acquired upon conversion or exercise thereof will be included under the Voting Agreements and the Reporting Person may be deemed to have beneficial ownership of such additional Shares, if any.

The Shares over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 10,886,949 Shares outstanding that are currently subject to the Voting Agreements and (ii) 1,294,126 Shares issuable upon exercise of outstanding stock options and warrants that are subject to the Voting Agreements.

(3) The percentages used herein are calculated based on an aggregate total of 38,063,041 Shares consisting of (i) 36,768,915 Shares issued and outstanding as of April 18, 2012, plus (ii) 1,294,126 Shares underlying outstanding stock options and warrants that are subject to the Voting Agreements.

CUSIP No.: 03969P107

SCHEDULE 13D

1	Name of Reporting Persons Zeneca Holdings Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,886,949 shares (1) (2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,181,075 shares (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,181,075 shares (1) (2)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0% (3)

14.	Type of Reporting Person CO

(1) See Items 4 and 5.

(2) Beneficial ownership of Shares is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Shares by virtue of the Voting Agreements described in Item 4.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The Shares over which the Reporting Person may be deemed to have shared voting power are comprised of the 10,886,949 outstanding Shares that are currently subject to the Voting Agreements. Upon the conversion or exercise of any security convertible into or exchangeable for any Shares by the parties to the Voting Agreements, the Shares acquired upon conversion or exercise thereof will be included under the Voting Agreements and the Reporting Person may be deemed to have beneficial ownership of such additional Shares, if any.

The Shares over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 10,886,949 Shares outstanding that are currently subject to the Voting Agreements and (ii) 1,294,126 Shares issuable upon exercise of outstanding stock options and warrants that are subject to the Voting Agreements.

(3) The percentages used herein are calculated based on an aggregate total of 38,063,041 Shares consisting of (i) 36,768,915 Shares issued and outstanding as of April 18, 2012, plus (ii) 1,294,126 Shares underlying outstanding stock options and warrants that are subject to the Voting Agreements.

CUSIP No.: 03969P107

SCHEDULE 13D

1	Name of Reporting Persons Zeneca Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,886,949 shares (1) (2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,181,075 shares (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,181,075 shares (1) (2)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0% (3)

14	Type of Reporting Person CO

(1) See Items 4 and 5.

(2) Beneficial ownership of Shares is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Shares by virtue of the Voting Agreements described in Item 4.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The Shares over which the Reporting Person may be deemed to have shared voting power are comprised of the 10,886,949 outstanding Shares that are currently subject to the Voting Agreements. Upon the conversion or exercise of any security convertible into or exchangeable for any Shares by the parties to the Voting Agreements, the Shares acquired upon conversion or exercise thereof will be included under the Voting Agreements and the Reporting Person may be deemed to have beneficial ownership of such additional Shares, if any.

The Shares over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 10,886,949 Shares outstanding that are currently subject to the Voting Agreements and (ii) 1,294,126 Shares issuable upon exercise of outstanding stock options and warrants that are subject to the Voting Agreements.

(3) The percentages used herein are calculated based on an aggregate total of 38,063,041 Shares consisting of (i) 36,768,915 Shares issued and outstanding as of April 18, 2012, plus (ii) 1,294,126 Shares underlying outstanding stock options and warrants that are subject to the Voting Agreements.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “Shares”), of Ardea Biosciences, Inc., a Delaware corporation (“Ardea”), whose principal executive offices are located at 4939 Directors Place, San Diego, California 92121.  The telephone number at that location is (858) 652-6500.

Item 2. Identity and Background.

(a)                                       This Schedule 13D is being filed jointly on behalf of (i) AstraZeneca PLC, a public limited company organized in the United Kingdom (“AstraZeneca”); (ii) AstraZeneca Intermediate Holdings Limited, a private limited company organized in the United Kingdom and a wholly owned subsidiary of AstraZeneca; (iii) AstraZeneca UK Limited, a private limited company organized in the United Kingdom and a wholly owned subsidiary of AstraZeneca Intermediate Holdings Limited; (iv) AstraZeneca Treasury Limited, a private limited company organized in the United Kingdom and a wholly owned subsidiary of AstraZeneca UK Limited; (v) AstraZeneca Holdings BV, a private limited liability company organized under the laws of the Netherlands and a wholly owned subsidiary of AstraZeneca Treasury Limited; (vi) Zeneca Holdings Inc., a Delaware corporation and a wholly owned subsidiary of AstraZeneca Holdings BV; and (vii) Zeneca Inc., a Delaware corporation and a wholly owned subsidiary of Zeneca Holdings Inc. (“Zeneca” and all entities listed in (i) through (vii), the “AZ Entities”).

A Joint Filing Agreement among the AZ Entities is attached as Exhibit 3 hereto.  As a result of the existing relationships described in the preceding paragraph and the transactions described in Item 3 and Item 4, the AZ Entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  However, neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that the AZ Entities constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  Each of the AZ Entities is responsible for the completeness and accuracy of the information concerning it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. Each of the AZ Entities expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such AZ Entity’s management and control.

(b)                                      The principal business address of Zeneca and Zeneca Holdings Inc. is 1800 Concord Pike, Wilmington, Delaware 19803. The principal business address of AstraZeneca Holdings BV is Louis Pasteurlaan 5, 2719 EE, Zoetermeer, Holland.  The principal business address of AstraZeneca Treasury Limited, AstraZeneca UK Limited, AstraZeneca Intermediate Holdings Limited and AstraZeneca is 2 Kingdom Street, London, England W2 6BD. The directors and executive officers of each of the AZ Entities, and their respective business addresses, are set forth in Annex A hereto.

(c)                                       The principal business of each of the AZ Entities is the discovery, development and commercialization of pharmaceutical products.  The principal occupation of the directors and executive officers of each of the AZ Entities is set forth in Annex A hereto.

(d)-(e)                    During the last five years, none of the AZ Entities or, to the knowledge of the AZ Entities, any of the persons set forth in Annex A hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

(f)                                         The jurisdiction of organization for each of the AZ Entities is set forth in subsection (a) above.  The citizenship of each of the individuals referred to on Annex A hereto is set forth on Annex A.

Item 3. Source and Amount of Funds or Other Consideration.

The Voting Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into between Zeneca and certain directors and executive officers of Ardea and certain of their respective affiliates listed on the signature pages thereto (collectively, the “Key Stockholders”). The Key Stockholders entered into the Voting Agreements as an inducement to Zeneca’s willingness to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). None of the AZ Entities paid additional consideration to the Key Stockholders in connection with the execution and delivery of the Voting Agreements and thus no funds were used for such purpose.

Item 4. Purpose of Transaction.

On April 21, 2012, Zeneca entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Ardea and QAM Corp., a Delaware corporation and wholly owned subsidiary of Zeneca (“Merger Sub”).  In connection with the Merger Agreement, Zeneca and the Key Stockholders also entered into voting agreements, each dated as of April 21, 2012 (collectively, the “Voting Agreements”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Ardea, and Ardea will continue as the surviving corporation and as a wholly owned subsidiary of Zeneca (the “Merger”). The boards of directors of Ardea and Zeneca have unanimously approved the Merger Agreement and the transactions contemplated thereby.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Shares, each outstanding Share, other than any Shares owned by Ardea, Zeneca, Merger Sub or any wholly owned subsidiary of Ardea or of Zeneca, or any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive $32.00 in cash, without interest (the “Per Share Merger Price”). In addition, at the Effective Time (i) each outstanding Ardea stock option will fully vest and the holder thereof will be entitled to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of the excess, if any, of the Per Share Merger Price over the exercise price of such option and the number of Shares underlying such option, (ii) each outstanding Ardea warrant will be treated in accordance with the terms of the Merger Agreement, and (iii) each outstanding Ardea restricted stock award will fully vest and the holder thereof will be entitled to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of the Per Share Merger Price and the number of Shares subject to such restricted stock award.

Completion of the Merger is subject to various customary conditions, including, among other things: (i) the approval of the stockholders of Ardea; (ii) subject, in most cases, to certain materiality exceptions, the accuracy of the representations and warranties made by each of Ardea and Zeneca and the compliance by each of Ardea and Zeneca with their respective obligations under the Merger Agreement; and (iii) obtaining clearance under the Hart-Scott-Rodino Antitrust Improvements Act, as amended.

The foregoing summary of the Merger Agreement and the Merger does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, the terms of which are incorporated herein by reference to Exhibit 1 of this Schedule 13D.

Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Key Stockholders entered into the Voting Agreements in favor of Zeneca. The Shares beneficially owned by the Key Stockholders constitute approximately 29.6% of the total issued and outstanding Shares and approximately 32.0% of the total issued and outstanding Shares, calculated on a fully-diluted basis.

Pursuant to the Voting Agreements, the Key Stockholders have agreed to vote, or cause to be voted, all Shares beneficially owned by them (i) in favor of the adoption of the Merger Agreement and, without limitation of the preceding language, the approval of certain proposals to adjourn or postpone any meeting of Ardea stockholders to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which such meeting is held, and (ii) against (a) any proposal made in opposition to, or in competition with, the consummation of the Merger or any other transactions contemplated by the Merger Agreement and (b) any acquisition transaction and any other action or agreement that is intended to or would reasonably be expected to impede, prevent, delay or adversely affect the Merger or any other transactions contemplated by the Merger Agreement.

The Voting Agreements also provide that the Key Stockholders will not, among other things, sell, transfer or otherwise dispose of, or enter into any agreement, option or other commitment with respect to the transfer of, any Shares beneficially owned by them, or grant any proxies with respect to such Shares. The Key Stockholders have also agreed not to take any actions that Ardea is prohibited from taking pursuant to the “no solicitation” provisions contained in the Merger Agreement and have agreed to the treatment of their warrants (if any) as described in the Merger Agreement.

The Voting Agreements will terminate upon the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the date on which the Merger becomes effective; and (iii) at the option of the Key Stockholders, the date on which an amendment to the Merger Agreement is effected that materially and adversely affects such Key Stockholders.

The foregoing description of the Voting Agreements and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreements, the terms of which are incorporated herein by reference to Exhibit 2 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b)                    As of the date hereof, the AZ Entities own no Shares.  For purposes of Rule 13d-3 under the Exchange Act, however, as a result of Zeneca’s entry into the Voting Agreements, the AZ Entities may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3 under the Exchange Act, the 10,886,949 Shares that are currently subject to the Voting Agreements, representing approximately 29.6% of the Shares outstanding.  In addition, as a result of entering into the Voting Agreements, the AZ Entities may be deemed to possess shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3 under the Exchange Act, 12,181,075 Shares, consisting of (i) the 10,886,949 Shares outstanding that are currently subject to the Voting Agreements; plus (ii) 1,294,126 Shares issuable upon exercise of outstanding options and warrants that are subject to the Voting Agreements.  The 12,181,075 Shares over which the AZ Entities may be deemed to have shared dispositive power represent approximately 32.0% of the Shares, calculated on a fully-diluted basis.  Notwithstanding the preceding, each of the AZ Entities hereby disclaims beneficial ownership of such Shares and this Schedule 13D shall not be construed as an admission that any of the AZ Entities is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

With respect to the Shares for which the AZ Entities are deemed to possess shared voting power, the calculation of the beneficial ownership percentages set forth in this Item 5(a) and Item 5(b) is based on 36,768,915 Shares issued and outstanding as of April 18, 2012, as represented by Ardea in the Merger Agreement. With respect to the Shares for which the AZ Entities are deemed to possess shared dispositive power, the calculation of the beneficial ownership percentages set forth in this Item 5(a) and Item 5(b) is based on an aggregate total of 38,063,041 Shares consisting of (i) 36,768,915 Shares issued and outstanding as of April 18, 2012, plus (ii) 1,294,126 Shares underlying outstanding stock options and warrants subject to the Voting Agreements.

(c)   Except as described in this Schedule 13D, there have been no transactions in the Shares effected by any of the AZ Entities, or, to the knowledge of the AZ Entities, any person or entity identified on Annex A hereto, during the last 60 days.

(d)   Other than the Key Stockholders identified in Item 3 that are party to the Voting Agreements, to the knowledge of the AZ Entities, none of the AZ Entities nor any of their respective directors and executive officers named in Annex A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the AZ Entities.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements incorporated by reference as Exhibits 1 and 2 hereto are incorporated herein by reference. Other than the Merger Agreement and the Voting Agreements described above, to the knowledge of the AZ Entities, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the AZ Entities or any person listed on Annex A hereto, and any other person with respect to the securities of Ardea, including, but not limited to, contracts, arrangements, understandings or relationships (legal or otherwise) relating to the transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including with respect to any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities (other than standard default and similar provisions contained in loan agreements).

Item 7. Material to be Filed as Exhibits.

Exhibit
No.	Exhibit Description

1

Agreement and Plan of Merger, dated as of April 21, 2012, by and among Zeneca Inc., QAM Corp. and Ardea Biosciences, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ardea on April 24, 2012).

2

Form of Voting Agreement, dated April 21, 2012, by and between Zeneca Inc. and certain directors and executive officers of Ardea Biosciences, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ardea on April 24, 2012).

3

Joint Filing Agreement, dated May 1, 2012, by and among Zeneca Inc., Zeneca Holdings Inc., AstraZeneca Holdings BV, AstraZeneca Treasury Limited, AstraZeneca UK Limited, AstraZeneca Intermediate Holdings Limited and AstraZeneca PLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Zeneca Inc.			Zeneca Holdings Inc.

By:	/s/ Stephen F. Mohr		By:	/s/ Stephen F. Mohr
	Name:	Stephen F. Mohr		Name:	Stephen F. Mohr
	Title:	President		Title:	President

AstraZeneca Holdings BV			AstraZeneca Treasury Limited

By:	/s/ J.A.M. van Opdorp		By:	/s/ Adrian Kemp
	Name:	J.A.M. van Opdorp		Name:	Adrian Kemp
	Title:	Managing Director		Title:	Secretary

AstraZeneca UK Limited			AstraZeneca Intermediate Holdings Limited

By:	/s/ Adrian Kemp		By:	/s/ Claire-Marie O’Grady
	Name:	Adrian Kemp		Name:	Claire-Marie O’Grady
	Title:	Secretary		Title:	Secretary

AstraZeneca PLC

By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Secretary

Dated: May 1, 2012

[Signature Page to Schedule 13D]

CUSIP No.: 03969P107

ANNEX A

DIRECTORS AND OFFICERS OF REPORTING PERSONS

Directors and Executive Officers of AstraZeneca:

The name, citizenship and present principal occupation or employment of each director and executive officer of AstraZeneca are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with AstraZeneca.  The business address of each of the below individuals is 2 Kingdom Street, London, England W2 6BD.

Name	Citizenship	Present Principal Occupation or Employment
Directors
Geneviève Berger	France

Appointed as a Director in April 2012. Geneviève Berger is Chief Research & Development Officer at Unilever PLC and a member of the Unilever Leadership Executive. Ms. Berger holds three doctorates — in physics, human biology and a medical doctorate. Ms. Berger was appointed Professor of Medicine at Université Pierre et Marie Curie, Paris in 2006. From 2003 to 2008 Ms. Berger was Professor and Hospital Practitioner at l’Hôpital de la Pitié-Salpêtrière, Paris. Previous positions Ms. Berger has held include Director of the Biotech and Agri-Food Department, then Head of the Technology Directorate at the French Ministry of Research and Technology (1998-2000); Director General, Centre National de la Recherche Scientifique (2000-2003); and Chairman of the Health Advisory Board of the EU Commission (2006-2008). Ms. Berger was a non-executive board member of Unilever from 2007 to 2008 before being appointed to her current position and has been a non-executive director of Smith & Nephew plc since 2010.

David Brennan	United States

Appointed as a Director in March 2005 and as CEO in January 2006. David Brennan is President of the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA) and a member of the executive board of the European Federation of Pharmaceutical Industries and Associations (EFPIA). Mr. Brennan is a past Chairman of the board of the Pharmaceutical Research and Manufacturers of America (PhRMA) and remains a member of the PhRMA board. From 2001 until January 2006, Mr. Brennan was President and Chief Executive Officer of AstraZeneca’s North American subsidiary. Mr. Brennan was Chairman of the board of the Southeastern Pennsylvania Chapter of the American Heart Association 2004-2006. Mr. Brennan began his career in 1975 at Merck, where he started as a sales representative in the US division and later worked in sales and marketing management in the US and international divisions. Mr. Brennan joined Astra Merck in 1992 and helped to build the joint venture into a multi-billion dollar business in the US. Mr. Brennan is an alumnus of Gettysburg College where he studied Business Administration.

Bruce Burlington	United States

Appointed as a Director in August 2010. Bruce Burlington is a pharmaceutical product development and regulatory affairs consultant and brings extensive experience in those areas to the Board. Mr. Burlington is also a non-executive board member of Cangene Corporation and a member of the scientific advisory boards of the International Medical Foundation and H. Lundbeck A/S. Previously Mr. Burlington spent 17 years with the FDA, serving as director of the FDA’s Center for Devices and Radiological Health as well as holding a number of senior roles in the Center for Drug Evaluation and Research. After leaving the FDA Mr. Burlington served in a series of senior executive positions at Wyeth (now part of Pfizer).

Graham Chipchase	United Kingdom

Appointed as a Director in April 2012. Graham Chipchase is Chief Executive of global consumer packaging company, Rexam PLC. Mr. Chipchase was appointed to the position in 2010 after previous service at Rexam as Group Director, Plastic Packaging (2005-2009) and Group Finance Director (2003-2005). Prior to joining Rexam, Mr. Chipchase was Finance Director, Aerospace at global engineering group, GKN plc, from 2001 to 2003. After starting his career with Coopers & Lybrand Deloitte, Mr. Chipchase held a number of finance roles in the industrial gases company, The BOC Group plc (now part of The Linde Group) (1990-2001). Mr. Chipchase is a Fellow of the Institute of Chartered Accountants in England and Wales and holds an MA (Hons) in chemistry from Oriel College, Oxford.

Jean-Philippe Courtois	France

Appointed as a Director in February 2008. Jean-Philippe Courtois has close to 30 years’ experience in the global technology industry and is President of Microsoft International, a board member of PlaNet Finance and Microsoft’s official representative at the Institut Montaigne. Previously Mr. Courtois was Chief Executive Officer and President of Microsoft EMEA and has served as co-chairman of the World Economic Forum’s Global Digital Divide Initiative Task Force and on the European Commission Information and Communication Technology Task Force. In 2009, Mr. Courtois also served as an EU Ambassador for the Year of Creativity and Innovation and in 2011 was named as one of ‘Tech’s Top 25’ by The Wall Street Journal Europe.

Leif Johansson	Sweden

Appointed as a Director in April 2012. Leif Johansson is Chairman of global telecommunications company, LM Ericsson, a position he has held since April 2011. From 1997 until 2011, Mr. Johansson was Chief Executive of AB Volvo, one of the world’s leading manufacturers of trucks, buses, construction equipment, drive systems and aerospace components. Mr. Johansson spent a significant part of his early career at AB Electrolux, latterly as Chief Executive from 1994 to 1997. Mr. Johansson was a non-executive director of Bristol-Myers Squibb from 1998 to September 2011, serving on the board’s audit committee and compensation and management development committee. Mr. Johansson is Chairman of the European Round Table of Industrialists and the International Advisory Board of the Nobel Foundation. Mr. Johansson holds board positions at Svenska Cellulosa Aktiebolaget SCA, the Confederation of Swedish Enterprise and Ecolean AB. Mr. Johansson holds an MSc in engineering from Chalmers University of Technology, Gothenburg, and has been a member of the Royal Swedish Academy of Engineering Sciences since 1994. Mr. Johansson became Chairman of the Academy this year.

Simon Lowth	United Kingdom

Appointed as a Director and as CFO in November 2007. Simon Lowth is also a Non-Executive Director of Standard Chartered PLC. Mr. Lowth was previously at ScottishPower Energy where he was Finance Director, a position he left following completion of the sale of the company to Iberdrola S.A. Mr. Lowth’s move to ScottishPower followed 15 years’ experience with the global management consultancy, McKinsey & Company, where he advised leading multinational companies on a wide range of strategic, financial and operational issues. Mr. Lowth has an engineering degree from Cambridge University and an MBA from the London Business School.

Rudy Markham	United Kingdom

Appointed as a Director in September 2008. Rudy Markham has significant international business and financial experience, having formerly held a number of senior commercial and financial positions worldwide with Unilever, culminating in his appointment as Chief Financial Officer of Unilever. Mr. Markham is currently Chairman and Non-Executive Director of Moorfields Eye Hospital NHS Foundation Trust and a non-executive member of the boards of United Parcel Services Inc., the UK Financial Reporting Council, Standard Chartered PLC and Legal & General plc. Mr. Markham is also a non-executive member of the board of the UK Foreign and Commonwealth Office, a member of the supervisory board of CSM NV, a Fellow of the Chartered Institute of Management Accountants and a Fellow of the Association of Corporate Treasurers.

Nancy Rothwell	United Kingdom

Appointed as a Director in April 2006. Nancy Rothwell has responsibility for overseeing Responsible Business. Nancy Rothwell is a distinguished life scientist and academic and is the President and Vice-Chancellor of the University of Manchester. Ms. Rothwell is also President of the Society of Biology and a member of the Prime Minister’s Council for Science and Technology. Previously Ms. Rothwell has served as President of the British Neuroscience Association and has been on the councils of the Medical Research Council, the Royal Society, the Biotechnology and Biological Sciences Research Council, the Academy of Medical Sciences and Cancer Research UK.

Louis Schweitzer	France

Appointed as a Director in March 2004 and as Chairman in January 2005. Louis Schweitzer has extensive leadership experience at both executive and non-executive levels in large, multinational companies. Mr. Schweitzer is Non-Executive Chairman of AB Volvo and a Non-Executive Director of BNP-Paribas, Veolia Environnement SA and L’Oréal SA. Previously he has held the roles of Non-Executive Chairman, Chairman and Chief Executive Officer of Renault SA.

Shriti Vadera	United Kingdom

Appointed as a Director in January 2011. Shriti Vadera has significant experience in emerging markets, and knowledge of global finance and public policy. Ms. Vadera is a Non-Executive Director of BHP Billiton Plc and BHP Billiton Limited. Ms. Vadera advises funds, governments and companies and has recently undertaken a number of international assignments including advising the Republic of Korea as Chair of the G20, the government of Dubai on the restructuring of Dubai World, Temasek Holdings, Singapore on strategy and Allied Irish Banks on restructuring and European policy.

Ms. Vadera was Minister in the UK government from 2007 to 2009, most latterly in the Cabinet Office and Business Department, working on the government’s response to the financial crisis. From 1999 to 2007, Ms. Vadera was on the Council of Economic Advisers, HM Treasury focusing on business and international economic issues. Prior to that she spent 14 years in investment banking with S G Warburg/ UBS in banking, project finance and corporate finance specialising in emerging markets.

John Varley	United Kingdom

Appointed as a Director in July 2006. John Varley was formerly Group Chief Executive of the Barclays Group, having held a number of senior positions with the bank during his career, including that of Group Finance Director. Mr. Varley brings additional international, executive business leadership experience to the Board. Mr. Varley is also a Non-Executive Director of BlackRock, Inc., and Rio Tinto plc and Rio Tinto Limited, Chairman of Business Action on Homelessness and of Marie Curie Cancer Care, President of the Employers’ Forum on Disability, a member of the International Advisory Panel of the Monetary Authority of Singapore and Honorary President of the UK Drug Policy Commission.

Marcus Wallenberg	Sweden

Appointed as a Director in April 1999. Marcus Wallenberg has international business experience across a broad range of industry sectors, including the pharmaceutical industry from his directorship with Astra AB prior to 1999. Mr. Wallenberg is the Chairman of Skandinaviska Enskilda Banken AB, AB Electrolux, Saab AB and LKAB, and a Non-Executive Director of Stora Enso Oyj, Temasek Holdings Limited and the Knut and Alice Wallenberg Foundation.

Officers
David Brennan	United States	See information provided above.
Simon Lowth	United Kingdom	See information provided above.
Katarina Ageborg	Sweden

Katarina Ageborg was appointed Chief Compliance Officer in July 2011 and has overall responsibility for the delivery, design and implementation of AstraZeneca’s compliance responsibilities. Since joining AstraZeneca in 1998, she has held a series of senior legal roles supporting Commercial and Regulatory and most recently led the Global IP function from 2008 to 2011. Prior to joining AstraZeneca, Ms. Ageborg established her own law firm in Sweden and worked as a lawyer practising on both civil and criminal cases.

Martin Mackay	United Kingdom

Martin Mackay joined AstraZeneca in July 2010 as President, Global R&D. Mr. Mackay leads a global organisation tasked with advancing a portfolio of investigational medicines across a range of disease areas. Prior to joining AstraZeneca, Mr. Mackay was the President of PharmaTherapeutics R&D at Pfizer. Mr. Mackay’s career at Pfizer spanned 15 years, where he held various leadership roles, including the President of R&D. Mr. Mackay serves on the Scientific and Regulatory Committee of the industry trade group PhRMA and co-chairs the US-India BioPharma & Healthcare Summit Advisory Board. Mr. Mackay is a Visiting Professor at the University of Lincoln, UK.

Jeff Pott	United States

Jeff Pott was appointed General Counsel in January 2009 and has overall responsibility for all aspects of AstraZeneca’s Legal and IP function. Mr. Pott joined AstraZeneca in 1995 and has worked in various litigation roles, where he has had responsibility for IP, anti-trust and product liability litigation. Prior to joining AstraZeneca, Mr. Pott spent five years at the US legal firm Drinker Biddle and Reath LLP, where he specialised in pharmaceutical product liability litigation and anti-trust advice and litigation. Mr. Pott received his bachelor’s degree in political science from Wheaton College and his Juris Doctor Degree from Villanova University School of Law.

David Smith	United Kingdom

David Smith joined AstraZeneca in 2006 as Executive Vice-President, Operations. Mr. Smith leads AstraZeneca’s global manufacturing and supply organisation and is also responsible for the Safety, Health and Environment, Regulatory Compliance, Procurement and Engineering functions and has overall responsibility for Information Services. Mr. Smith spent his early career in pharmaceuticals, initially with the Wellcome Foundation in the UK. Mr. Smith subsequently spent nine years in the consumer goods sector working for Estée Lauder Inc. and Timberland LLC in senior supply chain roles. In 2003, Mr. Smith returned to the pharmaceutical sector and joined Novartis in Switzerland.

Lynn Tetrault	United States

Lynn Tetrault was appointed Executive Vice-President, Human Resources and Corporate Affairs in 2007, having previously been Vice-President, Corporate Affairs. Ms. Tetrault has also held the role of Vice-President HR, Global Drug Development and Vice-President, HR for the US subsidiary of AstraZeneca following the merger between Astra and Zeneca. Ms. Tetrault started her career in private law practice where she specialised in general corporate and healthcare law. Ms. Tetrault joined Astra USA in 1993 as Associate General Counsel in the company’s legal department. Ms. Tetrault received her bachelor’s degree from Princeton University and her law degree from the University of Virginia Law School.

Tony Zook	United States

Tony Zook was appointed Executive Vice-President of AstraZeneca’s Global Commercial organisation in January 2010. Mr. Zook has responsibility for worldwide sales and marketing activities, as well as the commercial infrastructure in support of those efforts. Prior to Mr. Zook’s current role, he was President and CEO for AstraZeneca’s US business and headed AstraZeneca’s Global Marketing function. Mr. Zook was also President of

MedImmune. Mr. Zook has held various other positions in AstraZeneca’s sales and marketing organisation. Mr. Zook joined Astra USA in 1997 as Vice-President, Marketing and Sales, having begun his pharmaceutical career at Berlex Laboratories Inc. He earned a bachelor’s degree in biology from Frostburg University and an associate’s degree in chemical engineering from Pennsylvania State University.

Directors and Executive Officers of AstraZeneca Intermediate Holdings Limited:

The name, citizenship and present principal occupation or employment of each director of AstraZeneca Intermediate Holdings Limited are as set forth below.  There are no executive officers of AstraZeneca Intermediate Holdings Limited.  Each occupation set forth opposite an individual’s name refers to a position with AstraZeneca.  The business address of each of the below individuals is 2 Kingdom Street, London, England W2 6BD.

Name	Citizenship	Present Principal Occupation or Employment
Directors
David Brennan	United States	See information provided above.
Ian Brimicombe	United Kingdom	Head of Tax
Simon Lowth	United Kingdom	See information provided above.

Directors and Executive Officers of AstraZeneca UK Limited:

The name, citizenship and present principal occupation or employment of each director of AstraZeneca UK Limited are as set forth below.  There are no executive officers of AstraZeneca UK Limited.  Each occupation set forth opposite an individual’s name refers to a position with AstraZeneca.  The business address of each of the below individuals is 2 Kingdom Street, London, England W2 6BD.

Name	Citizenship	Present Principal Occupation or Employment
Directors
David Brennan	United States	See information provided above.
Simon Lowth	United Kingdom	See information provided above.
Martin Mackay	United Kingdom	See information provided above.

Directors and Executive Officers of AstraZeneca Treasury Limited:

The name, citizenship and present principal occupation or employment of each director of AstraZeneca Treasury Limited are as set forth below.  There are no executive officers of AstraZeneca Treasury Limited.  Each occupation set forth opposite an individual’s name refers to a position with AstraZeneca.  The business address of each of the below individuals is 2 Kingdom Street, London, England W2 6BD.

Name	Citizenship	Present Principal Occupation or Employment
Directors
Ian Brimicombe	United Kingdom	See information provided above.
Keith Darlington	United Kingdom	Head of Corporate Finance and Risk
Patricia Greenfield	United Kingdom	Head of Treasury Operations

Directors and Executive Officers of AstraZeneca Holdings BV:

The name, citizenship and present principal occupation or employment of each director of AstraZeneca Holdings BV are as set forth below. There are no executive officers of AstraZeneca Holdings BV.  Each occupation set forth opposite an individual’s name refers to a position with AstraZeneca.  The business address of each of the below individuals is Louis Pasteurlaan 5, 2719 EE, Zoetermeer, Holland.

Name	Citizenship	Present Principal Occupation or Employment
Directors
Anna Novikova	The Netherlands	Vice President, Finance
Hans Sijbesma	The Netherlands	General Manager
Mark Smith	United Kingdom	Tax Manager
Jef van Opdorp	Belgium	Finance Manager

Directors and Executive Officers of Zeneca Holdings Inc.:

The name, citizenship and present principal occupation or employment of each director and executive officer of Zeneca are as set forth below. Each occupation set forth opposite an individual’s name refers to a position with AstraZeneca.  The business address of each of the below individuals is 1800 Concord Pike, Wilmington, Delaware 19803.

Name	Citizenship	Present Principal Occupation or Employment
Directors
Stephen F. Mohr	United States	Vice President, Legal, and U.S. General Counsel
Mark S. Uhle	United States	U.S. Chief Financial Officer and Regional Finance Director for the Americas

Officers
Stephen F. Mohr	United States	See information provided above.
Mark S. Uhle	United States	See information provided above.

Directors and Executive Officers of Zeneca:

The name, citizenship and present principal occupation or employment of each director and executive officer of Zeneca are as set forth below.  Each occupation set forth opposite an individual’s name refers to a position with AstraZeneca.  The business address of each of the below individuals is 1800 Concord Pike, Wilmington, Delaware 19803.

Name	Citizenship	Present Principal Occupation or Employment
Directors
Stephen F. Mohr	United States	See information provided above.
Mark S. Uhle	United States	See information provided above.

Officers
Stephen F. Mohr	United States	See information provided above.
Mark S. Uhle	United States	See information provided above.